Exhibit 99

OLD STONE CORPORATION

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2007, 2006 (UNAUDITED) AND 2005 (UNAUDITED)

Report of Independent Registered Public Accounting Firm

Board of Directors
Old Stone Corporation
Providence, Rhode Island

          We have audited the accompanying balance sheet of Old Stone Corporation as of December 31, 2007, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the year then ended. Our audit also included the financial statement schedule for the year ended December 31, 2007 listed in Item 15(a). These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Old Stone Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the 2007 basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                    /s/ Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
October 7, 2008

OLD STONE CORPORATION

BALANCE SHEETS - DECEMBER 31, 2007 AND 2006
($ in thousands)

	2007	Unaudited 2006

ASSETS
Cash	$1,772	$5
Cash – escrow ($6,580 restricted in 2007)	6,698	233

Other assets	40	22

Total	$8,510	$260

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Liabilities:
Redemption of Preferred stock, Series B	$6,580	$0
Line of credit	0	220
Other	17	343

Total	6,597	563

Redeemable preferred stock:
Preferred stock, Series B, $1 par value; 64,481 and 1,046,914 shares authorized, issued and outstanding in 2007 and 2006, respectively (liquidation value $1,290 in 2007; $20,938 in 2006)	1,290	20,938

Stockholders’ equity / (deficit):
Common stock, $1 par value, 25,000,000 shares authorized; 8,351,046 shares issued	8,300	8,300
Additional paid-in capital	91,079	91,079
Paid-in surplus	30,000	30,000
Accumulated deficit	(127,613)	(149,477)
Treasury stock, at cost, 54,000 shares	(1,143)	(1,143)

Total	623	(21,241)

Total	$8,510	$260

The accompanying notes are an integral part of the financial statements.

OLD STONE CORPORATION

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
($ in thousands except for per share data)

	2007	Unaudited 2006	Unaudited 2005

Income:
Proceeds from litigation versus United States (Note 5)	$74,563	$0	$0

Interest and dividend income	1,145	12	0
Other income	0	2	7

Total	75,708	14	7

Expenses:
Litigation related expenses (Note 7)	14,671	0	0

Professional fees	594	13	0
Interest expense	324	0	0

Net occupancy expense	4	5	0

Other expense	65	57	29
Directors fees	925	0	0

Total	16,583	75	29

Tax expense, current	1	0	0

Net income /(loss)	$59,124	$(61)	$(22)

Net income / (loss) available for common shareholders (Note 6)	$57,790	$(2,573)	$(2,534)

Income /(loss) per common share (Note 6)	$6.97	$(0.31)	$(0.31)

Average common shares outstanding	8,297,046	8,297,046	8,297,046

The accompanying notes are an integral part of the financial statements.

OLD STONE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
($ in thousands)

	Common stock	Additional paid- in capital	Paid-in surplus	Accumulated deficit	Treasury stock	Total

Balance, December 31, 2004, as restated (Note 11) (unaudited)	$8,300	$91,079	$30,000	$(149,394)	$(1,143)	$(21,158)

Net income / (loss) (unaudited)				(22)		(22)

Balance, December 31, 2005 (unaudited)	8,300	91,079	30,000	(149,416)	(1,143)	(21,180)

Net income / (loss), as restated (Note 11) (unaudited)				(61)		(61)

Balance, December 31, 2006 (unaudited)	8,300	91,079	30,000	(149,477)	(1,143)	(21,241)

Net income				59,124		59,124

Cumulative dividends on preferred stock				(37,137)		(37,137)
Redemption premium on preferred stock				(114)		(114)
Other – adjustment to Series C escrow				(9)		(9)

Balance, December 31, 2007	$8,300	$91,079	$30,000	$(127,613)	$(1,143)	$623

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
($ in thousands)

	2007	Unaudited 2006	Unaudited 2005

Cash flows from operating activities:
Net income /(loss)	$59,124	$(61)	$(22)
Adjustments to reconcile to net cash:
Increase in:
Other assets	(18)	—	(28)
Other liabilities	—	5	—
Decrease in:
Other assets	—	12	—
Other liabilities	(325)	—	(1)

Net cash provided by (used in) operating activities	58,781	(44)	(51)

Cash flows from investing activities:

Decrease in restricted escrow, net of related liability	115	—	—

Cash provided by investing activities	115	—	—

Cash flows from financing actvities:
Payments made on amounts due holders of Series B Preferred stock, including accrued dividends	$(56,900)	—	—
Borrowings/ (repayments) on line of credit	(220)	25	65
Other	(9)	—	—

Net cash provided by (used in) financing activities	(57,129)	25	65

Net increase / (decrease) in cash	$1,767	$(19)	$14

Cash, beginning of year	5	25	10

Cash, end of year	$1,772	$5	$25

Supplemental cash flow information:
Interest expense paid	$324	$0	$0

The accompanying notes are an integral part of the financial statements.

OLD STONE CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007, 2006 (UNAUDITED) AND 2005 (UNAUDITED)

1.          Description of business, basis of presentation and summary of significant accounting policies:

Description of business and basis of presentation:

Old Stone Corporation (the “Company”) was originally formed as a unitary savings and loan holding company which conducted substantially all of its business through its ownership of Old Stone Bank (a federal savings bank) and subsidiaries (together, the “Bank”). On January 29, 1993, the Office of Thrift Supervision of the United States Department of the Treasury (“OTS”) placed the Bank into receivership due to the Bank’s under capitalization. The OTS created a new institution, Old Stone Federal Savings Bank (“Old Stone Federal”), to assume all deposits and certain other liabilities and assets of the Bank. The Resolution Trust Corporation (“RTC”) was appointed receiver to handle all matters related to the Bank and as conservator of Old Stone Federal. A substantial portion of the assets and liabilities of Old Stone Federal was sold by the RTC to another Rhode Island financial institution in 1994. The Federal Deposit Insurance Corporation (“FDIC”), as successor-in-interest to the RTC, continues to act as conservator of the remaining assets and liabilities of Old Stone Federal.

As a result of the receivership of the Bank, the Company has undergone material changes in the nature of its business and is no longer operating as a savings and loan holding company. The Company’s operations since receivership of the Bank have been related to activities associated with its litigation against the United States in connection with actions that took place prior to the Bank closing (the “Claims Court Litigation” or the “Litigation”).

Unaudited financial statements:

The 2005 and 2006 financial statements are unaudited since management has considered the Company as inactive during those years. In the opinion of management, the 2005 and 2006 financial statements contain all adjustments necessary to present fairly the financial position as of December 31, 2006 and the results of its operations and cash flows for the years ended December 31, 2006 and 2005.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently issued accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”, for measuring fair value in accordance with generally accepted accounting principles effective for years beginning after November 15, 2007.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and

Financial Liabilities – Including an Amendment of SFAS No. 115”, which permits companies to measure financial instruments and certain other items at fair value effective for years beginning after November 15, 2007.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, which is effective for all business combinations occurring on or after January 1, 2009. Also in December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”, which is effective for the reporting of non-controlling interests and net income (loss) thereon effective for quarterly and annual reporting periods beginning after December 31, 2008.

We do not expect either SFAS No. 157, SFAS No. 141R, or SFAS No. 160 to have a material effect on the Company’s financial statements. We do not expect to adopt the provisions within SFAS No. 159.

2. Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2007, cash includes a cash equivalent of $1.772 million on deposit in a money market account at a federally regulated bank. The amount of the deposit in this account exceeds the federal insurance limit of $100,000.

Escrow deposits held for the benefit of preferred shareholders notified of redemption, but as of yet unclaimed, are held in a money market escrow fund invested in federal securities and are recorded as Cash – restricted escrow.

3. Line of credit:

During 2003, the Company entered into a revolving credit agreement (the Agreement) which provided for advances to be made available to the Company in the maximum amount of $250,000. The Agreement provided the accrual of interest on outstanding advances at an annual rate of 15% and also provided an incentive payment as defined in the Agreement. Payment by the Company of the principal amount of advances received, interest, and the incentive payment to the lender was contingent upon the Company receiving a monetary award from its litigation against the United States of America (the Claims Court Litigation; see Note 5). Amounts contingently payable under the Agreement were collateralized by a second security interest in the proceeds of the Company’s recovery in the Claims Court Litigation.

The Company recorded a liability upon the receipt of advances under the Agreement. At December 31, 2006, advances outstanding under the Agreement totaled $220,000. In 2007, the Company recorded as expense the interest accrued under the Agreement together with the incentive payment upon receipt of the the monetary award from the Litigation. At December 31, 2005 and 2006, interest accrued under the Agreement totaled $44,356 and $83,913, respectively, and was not recorded as an expense until the year ended December 31, 2007 when the contingency was resolved. During the year ended December 31, 2007, the Company recorded $103,945 of interest expense and $220,000 for the incentive payment, the total of which was classified as interest expense in the accompanying 2007statement of operations.

4. Preferred Stock:

The Company discontinued dividends to holders of its Cumulative Voting Convertible Preferred Stock, Series B (“Preferred Stock”) during the fourth quarter of 1991 and, during the pendency of the Claims Court Litigation, was unable to pay any dividends on such stock. As a result of the failure to pay dividends on the Preferred Stock for more than four quarters, the holders of the Preferred Stock collectively are entitled to elect a number of directors of the Company constituting twenty percent (20%) of the total number of its directors at the next meeting of stockholders at which directors are to be elected. Until the aggregate deficiency is declared and fully paid on the Preferred Stock, the Company may not declare any dividends or make any other distributions on or redeem the Common Stock. The total amount of accumulated unpaid dividends as of December 31, 2007 was $2.515 million, after payment of accrued dividends on the Preferred Stock called for redemption as described below. The total amount of acccumulated unpaid dividends at December 31, 2006 and 2005 totaled $38.317 million and $35.804 million, respectively.

Pursuant to the Certificate establishing the terms of the Preferred Stock (“Certificate”), the Company was required to begin redeeming one-tenth of the Preferred Stock as of February 2002 and to continue such redemption for each of the subsequent nine years until completed. This obligation requires the Company to redeem 10% of the shares of Preferred Stock at $20.00 per share each such year. The Certificate also includes provisions relating to the redemption of the Preferred Stock at the Company’s option. At the time of any such redemption, in addition to paying the stated value or other required redemption price of such stock, the Company must pay all accrued and unpaid dividends on such shares being redeemed. Prior to the end of the Claims Court Litigation, the Company did not have funds with which to redeem any of the outstanding shares of Preferred Stock.

On May 31, 2007, the Board of Directors approved a partial redemption of the Company’s Preferred Stock. Pursuant to Section 3 of the Certificate, the Company called for redemption of the outstanding shares of Preferred Stock on August 15, 2007 (“Redemption Date”).

The redemption price was $57.92 for each share redeemed, including accrued dividends thereon. Payment was made on a pro rata basis to all Preferred Series B shareholders of record, such that for every share held, 0.9384 shares of Preferred Stock were redeemed and 0.0616 shares remain outstanding.

The total redemption amount was $56,900,000, which includes redemption of the stated value of the preferred stock, the redemption premium payable on shares redeemed at the Company’s option, and the cumulative dividend on the Preferred Stock which was redeemed. As of December 31, 2007, an amount of $50,320,418 had been paid to shareholders of the Preferred Stock who had exchanged 868,792 shares of the Preferred Stock for the cash redemption and fractional share.

Payment for the shares of Preferred Stock submitted for redemption are being made upon receipt of the share certificates representing the Preferred Stock and a Letter of Transmittal, completed and executed as set forth therein, beginning August 15, 2007. Other than the right to receive the redemption payments, all rights and preferences as to the redeemed shares, including accrual of dividends, ceased on and after August 15, 2007.

As described above, the Company has been unable to fully pay cumulative dividends on the Series B preferred stock outstanding. As of December 31, 2007, the amount of unpaid dividends is $2.515 million. Also, management does not expect the Company to be able to fully meet its mandatory redemption obligations related to the Preferred Series B Stock. Consequently, if the Company were to be disolved or liquidated, there would be insufficient funds to make any distribution to the holders of Common Stock.

5. Recognition of litigation award proceeds:

Income from operations includes $74,563,000, which is the entire amount of the proceeds from the Claims Court Litigation. The nature of the litigation award was the recovery of capital invested by the

Company in its bank subsidiary in the years 1990, 1991 and 1992, and is non-recurring in nature. Generally accepted accounting principles require that the litigation proceeds be recognized as income from continuing operations (pursuant to Emerging Issues Task Force Topic Number D-78, “Accounting for Supervisory Goodwill Litigation Awards or Settlement”).

6. Earnings per share applicable to common shareholders:

Earnings per share applicable to common shareholders for the year ended December 31, 2007 includes non-recurring litigation proceeds, reduced by expenses associated with the litigation (Note 7), as well as recurring operating expenses. Consequently, both net income and earnings per share should not be considered representative of past financial operating results nor what might be expected in future periods.

Litigation proceeds reduced by litigation related expenses expressed in earnings per common share is equal to $7.22 for the year ended December 31, 2007.

The amount of preferred dividend associated with the computation of earnings per share in 2007 was $1.334 million, and was $2.512 million for each of the years ended December 31, 2006 and 2005.

7. Expenses associated with litigation:

Amounts classified as litigation related expenses in the accompanying 2007 statement of operations represent expenses which were contingent upon the outcome of the Claims Court Litigation and payable only in the event of a monetary recovery by the Company. Because of the uncertainty of the outcome of the Claims Court Litigation, the Company was unable to determine whether it was probable that such expenses would be required to be paid, and consequently, did not record such amounts as a liability at December 31, 2006 or in prior years.

Litigation related expenses include legal fees payable to Arnold & Porter LLP, litigation counsel, totaling $13,225,348, including $11,162,600 of incentive fees based on the amount of the Claims Court Litigation award, under a Retainer Letter, dated October 17, 1997, entered into by and between the Company and Arnold & Porter, LLP; incentive fees payable to members of the Old Stone Litigation Management Committee, which was comprised of certain members of the Company’s Board of Directors, based on the amount of the Claims Court Litigation award totaling $922,815; legal fees payable to Edwards Angell Palmer & Dodge LLP, legal counsel, and of which the Chairperson of the Company’s Board of Directors is a senior partner, totaling $350,766, including $116,922 of incentive fees based on the amount of the Claims Court Litigation award; and shareholder recording services payable to an unrelated company totaling $172,441.

8. Income taxes:

For income tax reporting purposes, litigation proceeds of $74,563,000, net of litigation related expenses, are a recovery of capital invested by the Company in its bank subsidiary in the years 1990, 1991 and 1992, and consequently, are not taxable.

Loss carry forwards for federal tax purposes as of December 31, 2007 have the following expiration dates:

Expiration Date	Amount (in dollars)

2015	$568,428
2016	283,952
2017	193,494
2018	113,465
2019	30,138
2020	29,063
2021	145,392
2022	41,723
2023	29,492
2024	104,351
2025	21,736
2026	39,111
2027	712,165

The Company’s net operating loss carryforwards shown in the schedule above would provide Federal tax reduction benefits if the Company were to generate net operating revenue in the future. Valuation allowances in amounts equal to these tax benefits reflect the uncertainty of their utilization in the future. The deferred tax assets (i.e., benefits) and the companion valuation allowances associated with federal taxes have been calculated at a tax rate of 34.0%.

Deferred tax assets associated with State taxes have been calculated at a tax rate of 9.0%. The amount of these deferred tax assets are $81,617, $21,277, and $30,842 for years 2007, 2006 and 2005, respectively. Companion valuation allowances of equal amount offset the deferred tax assets for each of those three years.

The combined amounts of deferred federal and State tax assets and companion valuation allowances are shown in the table below.

	2007	2006	2005

Deferred federal and state tax assets associated with net operating loss carryforwards, not recognized	$867,870	$565,394	$561,662
Valuation allowance, reflecting uncertainty of utilizing net operating loss carryforwards	(867,870)	(565,394)	(561,662)

The tax loss carry forward schedule and the schedule of deferred tax asset and valuation allowance both shown above represent tax losses from operations reported in the Company’s tax returns for years 1995 through 2007.

Other tax loss carry forwards arising from receivership activities pertaining to Old Stone Federal Savings Bank, in the amount of $53,288,825, which are assumable by the Company, are not included in the schedules above. This additional tax loss carryforward would create a deferred tax asset of $18,118,201, at a 34.0% federal tax rate, and an offsetting valuation allowance of equal amount.

During the year ended December 31, 2007, the Company adopted the provisions of FIN 48, “Accounting for Uncertain Income Taxes”, which had no material effect on the accompanying financial statements.

9. Treasury stock:

Capital accounts include 54,000 shares of Treasury stock. There is no plan to reissue any shares of Treasury stock.

10. Related party transactions:

Related party transactions include payment of deferred Board of Director fees (representing the current year and 14 years of deferral) in the amount of $925,649, payment of fees to the Board of Directors Litigation Management Committee in the amount of $922,815, and payments to Edwards Angell Palmer & Dodge LLP of $350,766. All such amounts were authorized by the Company’s Board of Directors.

11. Correction of errors and reclassifications:

During 2007, management discovered that liabilities relating to income taxes and pension obligations relating to the Bank subsequent to the Bank being placed into receivership totaling $1,077,273 were still recorded in error as of December 31, 2006. As a result, the Company reduced its accumulated deficit and reduced other liabilites at December 31, 2004 by $1,077,273. There was no effect on net income (loss), net income (loss) available for common shareholders, or income (loss) per common share for any of the years in the three-year period ended December 31, 2007.

Also during 2007, management discovered that other assets totalling $22,000 were recorded in error at December 31, 2006. As a result, the Company reduced other assets and increased its accumulated deficit as of December 31, 2006 by $22,000. The effect was to increase net loss and net loss available for common shareholders by $22,000, and increase loss per common share by $.003, for the year ended December 31, 2006. There was no effect on net income (loss), net income (loss) available for common shareholders, or income (loss) per common share for the years ended December 31, 2007 and 2005.

Certain amounts in the 2006 balance sheet have been reclassified to conform to the current year presentation.

12. Fourth quarter adjustments and selected quarterly financial information (unaudited):

In the fourth quarter of 2007, management determined that Litigation proceeds totaling $74,563,000, net of Litigation expenses totaling $13,962,000, were presented as an increase to shareholders’ equity as of and for the quarters ended June 30, 2008 and September 30, 2008, rather than reporting such amounts within income from continuing operations as required by the Emerging Issues Task Force Topic No. D-78, “Accounting for Supervisory Goodwill Litigation Awards or Settlements”.

The following table sets forth selected financial data for each quarter of 2007 and 2006. The information for each of these quarters is unaudited but includes all normal recurring adjustments that the Company considers necessary for a fair presentation. These results, however, are not necessarily indicative of results for any future period. The sum of the quarterly basic income per share may vary from the total for the year due to rounding.

	Year ended December 31, 2007

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Income, as originally reported	3	2	9	1,131
Correction of error		74,563
Income, as restated		74,565
Net income (loss), as originally reported	(10)	(1,525)	(788)	846
Net income (loss), as restated		59,076
Income (loss) per common share, as reported	(0.08)	(0.26)	(0.10)	0.03
Income (loss) per common share, as restated		7.12

	Year ended December 31, 2006

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Income	4	3	3	4
Net income (loss), as originally reported	(8)	(11)	(9)	(11)
Net income (loss), as restated			(31)
Income (loss) per common share, as reported	(0.08)	(0.08)	(0.08)	(0.07)
Income (loss) per common share, as restated			(0.08)

Amounts reported for the quarter ended June 30, 2007 have been adjusted to record income of $74,563,000 related to proceeds from the Litigation versus the United States (see Note 5), and to record $13,962,000 of Litigation related expenses (see Note 7), which were originally reported as an increase to paid-in-capital. Amounts reported for the quarter ended September 30, 2006 have been adjusted to record $22,000 of expenses not previously recognized.

SCHEDULE I
OLD STONE CORPORATION

Valuation and Qualifying Accounts
Years Ended December 31, 2007, 2006 (Unaudited) and 2005 (Unaudited)

Valuation Allowance Against Deferred Tax Assets:

	Balance at beginning of period	Increase to allowance	Balance at end of period

December 31, 2007	$565,394	$302,476	$867,870

December 31, 2006	561,662	3,732	565,394

December 31, 2005	554,928	6,734	561,662